UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 3
INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person

   Tyco International Ltd.
   The Gibbons Building
   10 Queen Street
   Hamilton Bermuda HM11

2. Date of Event Requiring Statement (Month/Day/Year)

   10/26/99

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol

   Praegitzer Industries, Inc. (PGTZ)


5. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

   ( ) Form filed by One Reporting Person
   (X) Form filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Beneficially Owned                                                                           |
___________________________________________________________________________________________________________________________________|
1. Title of Security                       |2. Amount of          |3. Ownership    |4. Nature of Indirect                          |
                                           |   Securities         |   Form:        |   Beneficial Ownership                        |
                                           |   Beneficially       |   Direct(D) or |                                               |
                                           |   Owned              |   Indirect(I)  |                                               |
___________________________________________________________________________________________________________________________________|
Common Stock                               |   (1)                |      (1)       |        (1)                                    |
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                                           |                      |                |                                               |
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(1) See attached explanatory note          |                      |                |                                               |
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                                           |                      |                |                                               |
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

Reminder:  Report on a separate line for each class of  securities  beneficially
           owned directly or indirectly.                                  (Over)

         (1) On October 26, 1999, Sigma Circuits, Inc., a Delaware company ("Sigma Circuits") and an indirect wholly owned subsidiary of Tyco International Ltd., a Bermuda company ("Tyco"), and T Merger Sub (OR), Inc., an Oregon company ("Merger Sub") and a direct wholly owned subsidiary of Sigma Circuits, Inc., entered into an Agreement and Plan of Merger (the "Merger Agreement") with Praegitzer Industries, Inc. (the "Company"). Pursuant to the Merger Agreement, Merger Sub has commenced a tender offer (the "Offer") for the common stock of the Company (the "Common Stock"), and, following the successful consummation of the Offer, the parties will take the necessary action so that Merger Sub will be merged with the Company (the "Merger"), and the Company will become an indirect wholly owned subsidiary of Tyco. The obligations of Sigma Circuits and Merger Sub under the Merger Agreement are guaranteed by Tyco.

     In connection with the Merger Agreement, Robert L. Praegitzer, the majority shareholder of the Company, has entered into a Shareholder's Agreement (the "Shareholder's Agreement") with Sigma Circuits and Merger Sub. Under the terms of the Shareholder's Agreement, Mr. Praegitzer has agreed, among other things, to tender his shares of Common Stock in the Offer, or, in the case of shares that are subject to certain pledge arrangements and which cannot be tendered in the Offer, to sell such shares to Merger Sub following the successful consummation of the Offer. Mr. Praegitzer has also agreed to vote his shares against any transaction that is inconsistent with the Offer and the Merger. The Shareholder's Agreement terminates upon termination of the Merger Agreement in accordance with its terms.

         Tyco, Sigma Circuits and Merger Sub are referred to as the "Reporting Persons." By reason of the arrangements under the Merger Agreement and the Shareholder's Agreement, the Reporting Persons could be deemed to beneficially own the shares owned by Mr. Praegitzer. In accordance with Rule 16a-1(a)(4), the Reporting Persons disclaim beneficial ownership of such shares, and the filing of this Form 3 shall not be construed as an admission of such beneficial ownership or that the Reporting Persons are obligated to file this Form 3.

         The Reporting Persons have filed a Tender Offer Statement on Schedule 14D-1, dated November 1, 1999 (the "Schedule 14D-1"). The Schedule 14D-1, including its exhibits, contains a discussion of the Offer and the Merger, and reference is made to the Schedule 14D-1 for more complete information concerning the matters referred to above.


Form 3 (continued) Table II - Derivative Securitites Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Beneficially Owned                                                                             |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative   |2.Date Exer-       |3.Title and Amount     |         |4. Conver-|5. Owner-    |6. Nature of Indirect      |
  Security              |  cisable and      |  of Underlying        |         |sion or   |ship         |   Beneficial Ownership    |
                        |  Expiration       |  Securities           |         |exercise  |Form of      |                           |
                        |  Date(Month/      |-----------------------|---------|price of  |Deriv-       |                           |
                        |  Day/Year)        |                       |Amount   |deri-     |ative        |                           |
                        | Date    | Expira- |                       |or       |vative    |Security:    |                           |
                        | Exer-   | tion    |         Title         |Number of|Security  |Direct(D) or |                           |
                        | cisable | Date    |                       |Shares   |          |Indirect(I)  |                           |
___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________|
                        |                   |                       |         |          |             |                           |
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                        |                   |                       |         |          |             |                           |
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                        |                   |                       |         |          |             |                           |
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                        |                   |                       |         |          |             |                           |
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                        |                   |                       |         |          |             |                           |
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
Explanation of Responses:

***Intentional  misstatements or omissions of facts constitute  Federal Criminal
   Violations.
   See 18 U.S.C. 1001 and 15 U.S. C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure

/s/ Mark H. Swartz,
-----------------------------------------------
    Executive Vice President
    and Chief Financial Officer

Signature of Reporting Person


--------
DATE

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

Joint Filer Information
-----------------------
Name:  Sigma Circuits, Inc.

Address:  c/o Tyco International Ltd.(US) Inc.
          One Tyco Park
          Exeter, NH 03833

Designated Filer:    Tyco International Ltd.

Issuer & Ticker Symbol:  Praegitzer Industries, Inc. (PGTZ)

Date of Event Requiring
   Statement             November 5, 1999

Signature:                  /s/ Jeffrey D. Mattfolk
                            -----------------------
                                Jeffrey D. Mattfolk
                                Vice President

Name:  T Merger Sub (OR), Inc.

Address:  c/o Tyco International (US) Inc.
          One Tyco Park
          Exeter, NH 03833

Designated Filer:    Tyco International Ltd.

Issuer & Ticker Symbol:  Praegitzer Industries, Inc. (PGTZ)

Date of Event Requiring
   Statement             November 5, 1999

Signature:                  /s/ Jeffrey D. Mattfolk
                            -----------------------
                                Jeffrey D. Mattfolk
                                Vice President

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